Daniel H. April Patrick J. Dolan Megan H. Koehler		Of Counsel David F. Cunningham
May 5, 2023

Via EDGAR correspondence and E-Mail

Kimberly Browning

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, D.C. 20549

Re:	Thornburg Investment Trust Registration Number under the Investment Company Act of 1940: 811-05201

Dear Ms. Browning:

I state below the above-referenced registrant’s responses to the comments received from the staff of the U.S. Securities and Exchange Commission (“SEC”) on March 16, 2023 respecting the registrant’s amendment number 164 to the registrant’s registration statement, under the Investment Company Act of 1940, as amended (the “1940 Act”), relating to the Thornburg Capital Management Fund (the “Fund”) and filed via EDGAR on Form N-1A on January 30, 2023 (Accession No. 0001387131-23-001032).

The revisions to the registration statement that are described below are expected to be made in substantially the same form described, in the next amendment filed in respect of the Fund.

Prospectus Comments

1.

The staff requested that the registrant re-order the disclosure of the Fund’s principal risks that are reasonably likely to adversely affect the Fund’s net asset value, yield, and total return in order of significance of each such risk to the Fund. The staff referred the registrant in this regard to the transcript of a speech delivered by Dalia Blass, former Director of the SEC Division of Investment Management, at the ICI Securities Law Developments Conference on October 25, 2018 available at: https://www.sec.gov/news/speech/speech-blass-102518# and ADI 2019-08 - Improving Principal Risks Disclosure.

Response: The registrant respectfully declines to make the requested change. The registrant is not aware of any requirement in Form N-1A that the Fund’s principal risks be set forth in any particular order, and believes that the current risk disclosure is presented in a manner that clearly identifies the Fund’s key risks to the Fund’s shareholders and potential investors. The registrant also notes that the significance of a particular risk is fluid and will necessarily vary over time, and at times may vary from day to day, in response to changes in the composition of the Fund’s portfolio and developments affecting particular issuers or the overall market. As a result, the registrant believes that ordering the risk disclosure in the manner suggested may at any given point in time misrepresent the significance of a particular risk, which may confuse or mislead shareholders, who may not otherwise understand that the significance of the Fund’s risks is fluid and likely to change over time. In addition, the registrant notes that in the final rule Release No. IC-34731, the staff declined to require that funds organize principal risk disclosure in order of importance, and that the staff acknowledged in that rule release public comments which expressed concern about the perceived difficulty and subjectivity of ordering risk disclosure, and the potential of increased liability for funds associated with this. Further, in order to clarify for shareholders that they should not make any assumptions regarding the significance of the risk factors based on their current order, the Fund’s prospectus includes the following disclosure to the principal risks’ introductory paragraph: “The risks are presented in alphabetical order to facilitate readability, and their order does not imply that the realization of one risk is more likely to occur or have a greater adverse impact than another risk. The relative significance of each risk below may change over time.”

460 St. Michael’s Drive Suite 603 Santa Fe, New Mexico 87505	E-mail: dan_april@catchlaw.com Website: www.catchlaw.com	Tel.: (505) 988-2900 Extension 103 Fax: (505) 988-2901

May 5, 2023

2.

The staff noted that the Fund has been operating as a “diversified” fund within the meaning of Section 5(b)(1) of the 1940 Act. The staff requested that the registrant confirm that the Fund will receive shareholder approval before reverting back to operating as a “non-diversified” Fund pursuant to Section 13(a)(1) of the 1940 Act, and rule 13a-1 thereunder.

Response: The registrant confirms the Fund has been operating as a “diversified” for more than three years and that the Fund would obtain shareholder approval in accordance with Section 13(a)(1) of the 1940 Act and rule 13(a)(7) thereunder before operating as a non-diversified company again.

3.

The staff asked that the Fund add to the “Pricing of Fund Shares” section of the Prospectus disclosure, in accordance with Section 2(a)(41) of the 1940 Act, stating that any entity that performs valuation on behalf of the Fund will do so under the ultimate supervision of the Trustees of the Trust, and include disclosure related to the Fund’s valuation of foreign securities, including securities that are primarily listed on foreign exchanges that trade on weekend or other days when the fund does not price its shares, as required in Instruction 2 of Item 11(a)on Form N-1A.

Response: The registrant will revise the “Pricing of Fund Shares” section as requested to add disclosure that valuation of the Fund’s portfolio investment securities performed by Thornburg Investment Management, Inc. is subject to the supervision of the Trustees of the Trust. The registrant will also include the following disclosures: (i) that the Fund values foreign investments listed or traded on an exchange for which there has been no sale that day at the mean between the last reported bid and asked prices on that valuation date; (ii) on days when market volatility thresholds established by the Valuation Committee of the Fund’s investment advisor are exceeded, foreign equity investments held by the Fund may be valued using alternative methods; and (iii) that if the Fund holds securities that are primarily listed on foreign exchanges that trade on weekends or other days when the Fund does not price its shares, the net asset value of the Fund’s shares may change on days when shareholders will not be able to purchase or redeem the Fund’s shares.

Statement of Additional Information (“SAI”) Comments

4.

The staff asked that the registrant review the disclosures in the SAI related to the Fund’s investments in derivatives and remove any stale references rendered obsolete by rule 18f-4 under the 1940 Act, including any references to prior SEC positions, and to either add disclosure to the SAI or explain supplementally how the Fund is in compliance with the rule 18f-4.

Response: The registrant confirms the SAI has been revised to remove any disclosure rendered obsolete by rule 18f-4 and to add disclosure regarding the Fund’s compliance with rule 18f-4.

5.

The staff asked that the registrant review the disclosures in the SAI related to the Fund’s compliance with rule 22e-4 under the 1940 Act and as applicable, revise the Fund’s disclosure regarding illiquid investments in the SAI to be in accordance with the definition provided in rule 22e-4(a)(8).

Response: The registrant confirms the Fund is in compliance with rule 22e-4 under the 1940 Act and the SAI will be revised as requested.

6.

The staff noted that, according to disclosures under the heading “Investment Limitations,” the Fund has a fundamental investment policy not to borrow money in an amount exceeding 33 1/3% of the Fund’s total assets (including the amount borrowed), except for temporary or emergency purposes or in connection with reverse repurchase agreements. The staff requested that the registrant add a footnote to this fundamental investment policy disclosure, clarifying that any borrowings by the Fund shall be from a bank. The staff also requested that the registrant clarify the language in the referenced investment policy which states that the Fund may exceed the 33 1/3% borrowing limit for “temporary or emergency purposes,” noting that Section 18(g) of the 1940 Act does not refer to borrowings for “emergency” purposes.

April, Dolan & Koehler, P.C. Attorneys and Counselors at Law

May 5, 2023

Response: The registrant notes that the Fund currently has a non-fundamental policy indicating that the Fund may only borrow money from a bank or by engaging in reverse repurchase agreements. In response to the staff’s comment, however, the registrant will clarify the disclosure to make it clear that the Fund’s fundamental policy against borrowing is subject to that requirement that the Fund may only borrow from a bank or by engaging in reverse repurchase agreements. The registrant will also add a note clarifying that, notwithstanding the reference to “emergency purposes,” the Fund may only borrow money in excess of the 33 1/3% borrowing limit for “temporary purposes,” and that such temporary borrowings may not exceed 5% of the value of the total assets of the issuer at the time the loan is made. The registrant notes that the Section 18(g) of the 1940 Act provides for borrowings for temporary purposes.

7.

The staff noted that, according to disclosures under the heading “Investment Limitations,” the Fund has a fundamental investment policy not to invest more than 25% of its total assets in any one industry. Observing that that Section 8(b)(1) of the 1940 Act and Item 16(b)(1) of Form N-1A require a registrant to describe its policies respecting the concentration of investments in a particular industry or group of industries, the staff requested that the Funds clarify how the referenced concentration policies apply to a group of industries.

Response: While the registrant does not currently expect the Fund to invest more than 25% of its total assets in any group of industries, the registrant notes that the Fund’s concentration policy only applies to industries, as opposed to groups of industries, and accordingly that policy would not restrict the Fund from investing more than 25% of its assets in a group of industries. In response to the staff’s comment, the registrant will add disclosure to the last narrative paragraph which follows the enumerated list of fundamental investment policies, explaining that the Fund’s prohibition on concentration within any particular industry would not prohibit the Fund from investing more than 25% of its total assets in any group of industries.

8.

The staff asked the registrant to review and, as necessary, revise the disclosure in the last paragraph below the enumerated list of the Fund’s fundamental investment policies to be consistent with the guidance in Investment Company Act Release No. 9785 (May 31, 1977). The staff noted in this regard that only tax-exempt obligations issued by a state, territory, or possession of the United States or any of their authorities, agencies, instrumentalities or political subdivisions are eligible to be excluded from the Fund’s concentration policy. The staff also noted in this regard that when applying its industry concentration policy to any municipal obligation that is backed by the assets or revenues of a non-governmental entity, the Fund should look through to the industry from which those assets or revenues principally derive.

Response: The registrant will revise the referenced disclosure substantially as follows:

“For purposes of applying the limitation described in item 8 above, issuers of the following securities will not be considered to be members of any industry: securities of the U.S. Government and its agencies and instrumentalities; except as set forth in the following sentence, municipal obligations the income from which is exempt from the regular federal income tax; and repurchase agreements collateralized by such obligations. Notwithstanding the foregoing, to the extent that the income from a municipal obligation is derived principally from the assets and revenues of non-governmental users, the obligation will be deemed to have been issued from the industry of that non-governmental user. The limitation described in item 8 above only applies to investments in a particular industry, and would not apply to an investment by the Fund in a group of industries, in obligations issued by any one state, or in a particular economic sector, such as the utilities, hospital and healthcare facilities, or industrial development sectors. The views and interpretations by the Fund stated in this paragraph may change due to changes in the law or interpretations of the law, including laws pertaining to municipal obligations and the taxability of interest paid on those obligations, and due to other factors.”

April, Dolan & Koehler, P.C. Attorneys and Counselors at Law

May 5, 2023

Please contact me or Meg Koehler with any questions. We appreciate the staff’s time and attention to our filings.

Sincerely,

/s/ Daniel April

Daniel April

April, Dolan & Koehler, P.C. Attorneys and Counselors at Law